News Release

October 25, 2007	SVU: TSX
N.R.2007-09

Spur Ventures Announces
Renewal of Business License for Yichang Maple Leaf Chemicals and
Extension of Merger Agreement with Hebei Tianren

All amounts are expressed in $US unless otherwise stated

Vancouver, Canada – Spur Ventures Inc. (TSX SVU) Vancouver, Canada – SPUR VENTURES INC. ("Spur" or the "Company") announced today important steps in the advancement of its business in China.

Yichang Maple Leaf Chemicals (YMC) Business License Renewal

Hubei Administration for Industry and Commerce, after receiving approval from Central Ministry of Commerce (MofCom), issued the business license for YMC on October 18, 2007 with a term retroactive from November 24, 2003 to November 24, 2009.

The Business License had been extended three times by Hubei AIC and MofCom since November of 2004 to allow initially for Spur’s and later for Spur’s Joint Venture partner ( YPCC) to comply with their Registered Capital investments as required in the Original Contract approved by Central MofCom and the National Development and Reform Commission (NDRC).

The YMC Business License will be reviewed again by November 24, 2009 to verify that subsequent contractually obligated Registered Capital contributions have been made by both joint venture partners.

“The formal renewal of YMC’s business license would not have been possible without the strong support of the Office of the Mayor of Yichang City and of our Joint Venture partner, YPCC” Dr. Rob Rennie Spur’s President & CEO commented. “The fact that Central MofCom was involved emphasizes the importance of this Project at the highest level in China” Dr. Rennie explained.

“The renewal of YMC’s business license removes a key condition precedent for the transfer of the mining licenses from YPCC to YMC and the advancement of YMC’s Integrated Phosphate Project in Yichang.” Dr. Rennie continued.

Hebei Tianren-Spur Ventures Merger

Spur signed its definitive Acquisition Agreement with Hebei Tianren on May 31, 2006. The agreement originally provided that Spur could elect to terminate the agreement if the transactions contemplated by the agreement were not completed on or before May 31, 2007. Spur has agreed to extend that deadline to December 31, 2007.

The approval process in China has been slower than anticipated due to the introduction of a new law on share swaps. However good progress has been made as reported in our August 14 press release and all departments with the exception of the Chinese Securities and Exchange Commission have commented favourably on the merger. MofCom’s only specific request was that the 2006 Agreement be subject to Chinese law, and Spur has agreed on condition that the agreement be further amended to provide for

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

binding arbitration in Hong Kong in the event of any disputes relating to the agreement. MofCom has accepted Spur’s request.

A recent take over of China National Chemical Construction Corporation (CNCCC) by China National Offshore Oil Corporation (CNOOC) intended to consolidate China’s state-owned fertilizer businesses has introduced a level of uncertainty into some material contracts of the Hebei Tianren companies that did not previously exist. Spur and Hebei Tianren continue to work together to ensure that material contracts formerly related to CNCCC will continue and material outstanding loans and receivables of the Hebei Tianren companies will still be in good standing at year end or Spur will have the unilateral right to terminate the merger process.

Upcoming Events

Dr. Robert Rennie will be presenting at the TD Newcrest Agriculture Conference (Harvesting New Ideas) in Toronto on November 05 and at the Goldman Sachs and Gao Hua China Investment Frontier Conference in Beijing on November 12-13.

Dr. Rennie gave a Presentation entitled “Agriculture and Fertilizers-Investing in China” to Canada’s Fraser Institute on October 16 in Shanghai which will be posted on Spur’s website.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Spurs intends to be the Faster Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

Certain of the information and statements contained herein that are not historical facts, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) (in both cases hereinafter referred to as “Forward-Looking Information”). Forward-Looking Information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend”; statements that an event or result is “due” on or “may”, “will”, “should”, “could”, or might” occur or be achieved; and, other similar expressions. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information; including, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the evolving legal structure of China, the volatility in the Chinese economy, mineral and fertilizer price fluctuations, raw materials costs, transportation costs, favourable governmental relations, the availability of financing for activities when required and on acceptable terms, the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the achievement and maintenance of planned production rates, current and future environmental and regulatory requirements, the availability and timely receipt of permits, approvals and licenses, industrial accidents, equipment breakdowns, costs for remediation, availability and cost of insurance, labour disputes, the inherent uncertainty of production and cost estimates, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors in the Company’s Annual Information Form dated March 30, 2007, under Risk Factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and in each subsequent Management’s Discussion and Analysis. Such Forward-Looking Information is based upon the Company’s assumptions regarding global and Chinese economic and market conditions and the price of raw materials, including sulphur and potash. Among the factors that have a direct bearing on the Company’s future results of operations and financial conditions are the successful development of the Company’s projects and a change in government regulations, leverage and debt service, competition, costs of certain raw materials, currency fluctuations and restrictions and technological changes, among other things. Should one or more of any of the aforementioned risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the Forward-Looking Information. Accordingly, readers are advised not to place undue reliance on Forward-Looking Information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise Forward-Looking Information, whether as a result of new information, future events or otherwise.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com